Exhibit 11.1

Statement Regarding Computation

of Net Income Per Share

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001

Net income	$1,109,000	$549,000	$2,975,000	$1,957,000

Basic net income per share:
Weighted-average shares outstanding	1,866,859	1,973,353	1,884,208	1,975,347
Net income per share	$.59	$.28	$1.58	$.99

Diluted net income per share:
Weighted-average common shares
outstanding and common share equivalents	1,872,092	1,973,353	1,888,230	1,975,347

Net income per share	$.59	$.28	$1.58	$.99